FIRST AMENDMENT TO SHARE EXCHANGE AGREEMENT

This First Amendment to Share Exchange Agreement (the “First Amendment”) is made this 17th day of March 2008 (the “Effective Date”) by and among Genesis Holdings, Inc., a Nevada corporation (the “Company”), Genesis Land, Inc., a Nevada corporation (“Genesis Land”) and the Bankston Third Family Limited Partnership, a Texas limited partnership (“Shareholder”). The Company, Genesis Land and Shareholder are sometimes referred to as the “Parties”. All terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Share Exchange Agreement dated February 18, 2008 by and among the Company, Genesis Land and Shareholder (the “Agreement”).

Recitals

WHEREAS, the Parties entered into the Agreement whereby the Company acquires and cancels 16,780,226 shares of its common stock received from Shareholder in exchange for the later transfer by the Company of all of the issued and outstanding shares of the capital stock of Genesis Land to the Shareholder on the terms and conditions set forth in the Agreement.

WHEREAS, the Closing of the Agreement is scheduled to occur on or before March 17, 2008.

WHEREAS, the Parties desire to modify and amend the Agreement to extend the date of the Closing.

NOW, THERFORE, in consideration of the premises, the mutual covenants and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

First Amendment

1.	Section 1.2. Time and Place of Closing of the Agreement is hereby amended and restated in its entirety as follows:

“1.2.	Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of the
Company on or before March 31, 2008 but in no event prior to the closing of the BioAuthorize Share Exchange Agreement (the “Closing Date”), or at such place and time as mutually agreed upon by the Parties hereto. If the Closing does not occur by the Closing Date, the Shareholder at its sole option shall have the right to demand the return of the Company Shares, which the Company agrees to complete as soon as reasonably practicable following receipt of such demand.”

2.	Except as otherwise amended hereby, the Agreement remains in full force and effect.

3.	By execution hereof, each Party hereby represents that it has all requisite authority and power to enter into and deliver this First
Agreement and to perform the obligations of such Party as set forth herein and that all necessary corporate and other action has been validly and lawfully granted or obtained.

First Amendment to Share Exchange Agreement

4.	This First Amendment may be executed in one or more counterparts and by original or facsimile signature, each of which will constitute an original and all of which together will constitute one and the same instrument.

5.	This First Amendment is an integral part of the Agreement and the Agreement shall be incomplete without this First Amendment.

IN WITNESS WHEREOF, this First Amendment to the Share Exchange Agreement dated February 18, 2008 has been executed by each of the Parties as of the Effective Date.

Company:	Genesis Land:

Genesis Holdings, Inc.	Genesis Land, Inc.

By: /s/ Yada Schneider	By: /s/ Larry Don Bankston

Name: Yada Schneider	Name: Larry Don Bankston

Title: President & CEO	Title: Secretary and Treasurer

Bankston:

Bankston Third Family Limited Partnership

By: /s/ Larry Don Bankston

Name: Larry Don Bankston

Title: Partner

 First Amendment to Share Exchange Agreement